PROSPECTUS                                                FILE NO. 33-37964
                                                          Filed pursuant to
                                                          Rule 424(b)(3)

                               DVI, INC.
                       575,000 Common Shares and
                             50,000 Units
                Consisting of 50,000 Common Shares and
                      50,000 Redeemable Warrants

         This Prospectus relates to the offer and sale of (i) up to 575,000 shares (the "1991 Warrant Shares") of common stock, $.005 par value per share ("Common Stock"), of DVI, Inc., a Delaware corporation formerly known as DVI Financial Corporation ("DVI" or the "Company"), issuable upon exercise of redeemable warrants (the "1991 Warrants") to purchase the 1991 Warrant Shares, (ii) up to 50,000 units (the "Units"), each consisting of one share of Common Stock (a "Unit Share") and a warrant to purchase one share of Common Stock (a "Unit Warrant," and together with the 1991 Warrants, the "Warrants"), and (iii) up to 50,000 shares of Common Stock (the "Unit Warrant Shares," and together with the 1991
Warrant Shares, the "Warrant Shares") issuable upon exercise of the Unit Warrants. The Unit Warrants are immediately exercisable and are separately transferable from the Unit Shares immediately upon issuance. Each Warrant entitles the holder thereof to purchase, at any time until February 7, 1996, one Warrant Share at a price of $12.00 per share, subject to adjustment in certain events and subject to the right of the Company to reduce the exercise price. The Warrants, other than the Unit Warrants, are subject to redemption by the Company at $.05 per Warrant on not less than 30 days' notice if the last sale price of the Common Stock exceeds $13.00 per share for 20 consecutive trading days ending within 15 days of the date on which the notice of redemption is given. See "Description of Capital Stock."

         The 1991 Warrants were originally issued by the Company as part of a public offering (the "Public Offering") of units (the "1991 Units"), each consisting of 575,000 shares of Common Stock and the 1991
Warrants, that was consummated on February 14, 1991. In connection with the Public Offering, the Company granted the underwriter for the Public Offering an option (the "Unit Purchase Option") to purchase up to 50,000 Units exercisable at any time after February 7, 1993 but before February 7, 1996 at a price per Unit of $12.60.

         The Common Stock is traded in the New York Stock Exchange ("NYSE") under the symbol "DVI." On December 22, 1995, the last sale price per share of the Common Stock as reported by the NYSE was $14.50 per share. The 1991 Warrants are traded in the NASDAQ National Stock Market under the symbol "DVICW." On December 12, 1995, the last reported sale price per 1991 Warrant as reported by NASDAQ was $2.125.

         The purchase of the securities offered hereby involves a substantial degree of risk. Prospective investors should carefully consider the factors set forth under "Risk Factors" beginning on page 8 of the Prospectus.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRE-
         SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

					Underwriting
			Price to 			Proceeds to
			the Public			Company (1)

Per Warrant Share . . .   $12.00		-	  $12.00
Per Unit. . . . . . . .	  $12.60		-	  $12.60
Total . . . . . . . . .	$8,130,000		-	$8,130,000

---------------
(1)  Before deducting expenses, estimated at $45,000, payable by the Company.

			------------------

         The Units and the Warrant Shares are being offered by the Company. No fees, commissions or other expenses will be charged by the Company in connection with the offering made by this Prospectus.

			------------------
           The date of this Prospectus is December 26, 1995.

                         AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; and at its regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a Registration
Statement on Form S-2 (which, together with all amendments thereto, is referred to in this Prospectus as the "Registration Statement") under the Securities Act of 1933 (the "1933 Act") with respect to the Units and the Warrant Shares offered pursuant to this Prospectus. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are not necessarily complete and reference is made to the copy of such agreement or other document filed as an exhibit or schedule to the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits and schedules filed therewith, which are available for inspection without charge at the principal office of the Commission in Washington, D.C. Copies of the material containing this information may be obtained from the Commission upon payment of the prescribed fee.


            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, all of which were previously filed with the Commission, are hereby incorporated by reference in this Prospectus:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "1995 10-K").

         2. The Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1995.

         3. All other reports filed pursuant to Section 13(a) or 15(d) of the 1934 Act since the end of the fiscal year covered by the 1995 10-K.

         Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above that have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to: DVI, Inc., 500
Hyde Park, Doylestown, Pennsylvania 18901 (Telephone:  215-345-6600),
Attention:  Legal Department.

      DOCUMENTS REQUIRED TO BE DELIVERED WITH THIS PROSPECTUS

         The Company is required under the applicable provisions of the 1933 Act to deliver with this Prospectus its latest Annual Report on Form 10-K and its latest Quarterly Report on Form 10-Q.

                          PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.


                              The Company

         DVI, Inc. (the "Company") is a specialty commercial finance company whose core business is financing higher cost diagnostic imaging, radiation therapy and other types of sophisticated medical equipment for outpatient healthcare centers, groups of physicians and hospitals. Over the last 10 years, the Company has developed extensive expertise in analyzing the credit of healthcare providers that lack audited financial statements and detailed business plans. By servicing the equipment financing needs of these healthcare providers and the corresponding need for equipment manufacturers to arrange financing for their customers, the Company has established a niche in markets underserved by most banks and finance companies. In addition to equipment financing, a small but growing part of the Company's business is making working capital loans to outpatient healthcare providers secured by their medical receivables and other collateral; these working capital loans are referred to collectively in this Prospectus as "medical receivables loans."

         Virtually all of the Company's equipment loans are structured on a fixed interest rate basis and such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years. The Company's risk management strategy is to avoid risks associated with the residual value of equipment and of loan prepayments and to minimize its exposure to interest rate fluctuations. The Company's equipment loans are structured principally as notes secured by equipment or direct financing leases with a bargain purchase option for the equipment user, and are referred to collectively in this Prospectus as "equipment loans."

         In the past two years, the Company has grown substantially. In its fiscal year ended June 30, 1995 ("fiscal 1995"), the Company's loan origination volume increased approximately 107% to $338.0 million from $163.0 million for the fiscal year ended June 30, 1994 ("fiscal 1994"). During the three months ended September, 1995, the Company's loan origination volume increased approximately 54% to $80.0 million from $52.0 million for the first quarter of fiscal 1995. The Company's net financed receivables increased approximately 73% to $405.3 million at June 30, 1995 from $234.8 million at June 30, 1994. The Company's net financed receivables increased approximately 56% to $427.7 million at September 30, 1995 from $274.3 million at September 30, 1994.

         The Company uses asset securitization ("securitization") and other structured finance techniques to permanently fund most of its equipment loans and since 1991 has funded $414.8 million of equipment loans in this manner. The Company's ability to securitize loans improved significantly in recent years which enabled it to securitize loans in the public market in fiscal 1994. Access to the public securitization market has lowered the Company's relative funding costs and expanded the Company's access to funding.

         The Company's growth strategy is to increase the size of its loan portfolio by expanding its share of the diagnostic imaging and radiation therapy equipment financing markets and by generating financing opportunities in other areas of the healthcare industry. The Company's principal means of implementing this strategy are to (i) maximize the value of its relationships with four of the six largest manufacturers of diagnostic imaging equipment by obtaining additional customer referrals, (ii) originate medical equipment loans on a wholesale basis, (iii) generate additional equipment and medical receivable financing business directly from the Company's existing customer base, (iv) establish equipment financing relationships with manufacturers of patient treatment devices and
(v) expand its medical receivable financing activities.

         Further information with respect to the Company, including Management's Discussion and Analysis of Financial Condition and Results of Operations for fiscal 1995 and for the three-month periods ended September 30, 1994 and 1995, is contained in the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q which are required to be delivered with this Prospectus. See "Documents Required to be Delivered With This Prospectus."

                             The Offering

Securities offered . . . . . . . . .     (1) 575,000 shares of Common
                                             Stock issuable upon exercise
                                             of the 1991 Warrants. Each of the
                                             1991 Warrants entitles the holder
                                             thereof to purchase, at any time
                                             until February 7, 1996, one
                                             Warrant Share at a price of
                                             $12.00 per share (subject
                                             to adjustment in certain events).

                                         (2) 50,000 Units, each consisting
                                             of one Unit Share and one
                                             Unit Warrant to purchase one
                                             share of Common Stock
                                             at $12.00 per share (subject
                                             to adjustment in certain events)
                                             at any time until February
                                             7, 1996.  The Units are being
                                             offered pursuant to the
                                             Unit Purchase Option at a
                                             price per Unit of $12.60.  The
                                             Unit Warrants are immediately
                                             exercisable and are separately
                                             transferable from the Unit
                                             Shares immediately
                                             upon issuance.

Redemption of Warrants . . . . . . . . .The 1991 Warrants are subject to redemption by the Company at $.05
                                        per Warrant on not less than 30 days'
                                        written notice if the last reported
                                        sale price of the Common Stock on the
                                        NYSE exceeds $13.00 per share for a
                                        period of 20 consecutive trading days
                                        ending within 15 days of the date on
                                        which the notice of redemption is given.

Use of proceeds. . . . . . . . . . . . .For working capital, repayment of existing short-term indebtedness and
                                        general corporate purposes.  See "Use
                                        of Proceeds."

Risk factors . . . . . . . . . . . . . .See "Risk Factors" for a discussion of certain factors to be considered by
                                        prospective investors.

              Summary Consolidated Financial Information
               (in thousands, except per share amounts)

							     					Three Months Ended
                                                    Year Ended June 30                              Sept. 30,
					---------------------------------------            --------------------------
					  1991	  1992	     1993	1994	1995	   1994		         1995
Statement of Operations Data:
Finance and other income		$10,571	  $14,736   $15,199   $20,911	$39,027	   $7,197		$12,704
Margins earned(1)			  5,638	    8,747    10,194    12,078    16,167     3,046 		  5,714
Earnings from continuing operations
  before provision for income taxes
  equity in net earnings (loss) of
  investees and discontinued
  operations. . . . . . . . . . . . .	  2,843	    4,915     4,459     4,313     7,015	      885		  3,191
Earnings from continuing operations . 	  1,726	    3,053     2,580	2,260     4,069       513		  1,775
Loss from discontinued operations(2).	      0      (346)   (1,922)   (3,145)        0         0		      0

Net earnings (loss)(2)			 $1,726	   $2,707      $658     $(885)   $4,069      $513		 $1,775
Earnings (loss) per common and
  common equivalent share:
    From continuing operations(2) . .	  $0.37	    $0.57     $0.39     $0.34	  $0.61     $0.08		  $0.20
    From discontinued operations. . .	   0.00     (0.06)    (0.29)    (0.47)     0.00      0.00                  0.00
Net earnings (loss) per common and
common equivalent share . . . . . . . 	  $0.37     $0.51     $0.10    $(0.13)    $0.61     $0.08                 $0.20
Weighted average number of common and
common equivalent shares outstanding. 	  4,728	    5,353     6,601     6,717	  6,652     6,801		  8,843


                                                    As of June 30                            As of Sept. 30, 1995
				 	-----------------------------------------------    ----------------------------
					  1991	  1992	     1993	1994	1995	   Actual	          As
                     								     			     Adjusted(3)
Balance Sheet Data:
   Unearned income(4)			$22,211  $21,720   $ 24,573  $ 47,644  $ 74,959  $ 75,051		$ 75,051
Total assets				 85,084  104,714    147,161   265,949	432,931	  456,047	         456,047
Short-term borrowings due under
warehouse facilities . . . . . . . . .   22,153	  31,349     45,221    34,586	155,173	  154,573		 146,488
Long-term debt (primarily limited
recourse). . . . . . . . . . . . . . .   36,358	  24,569     51,827   148,852	219,130   183,517	         183,517
Convertible subordinated notes . . . .	      0	       0	  0    14,112	 13,754	   13,780		  13,780
Shareholders' equity . . . . . . . . .	 16,113	  34,006     34,664    33,993	 40,250	   71,371	   	  79,456
											          As of or for the
												     Three Months
                                             As of or for the Year Ended June 30,                   Ended Sept. 30,
				 	-----------------------------------------------    ----------------------------
					  1991	  1992	     1993	1994	1995	    1994	          1995
Additional Operating and Other Data:
Gross financed receivables(5). . . . . $92,670 $107,306   $142,073  $282,413  $480,287  $328,283	        $502,776
Net financed receivables(6). . . . . .  70,459	 85,586    117,510   234,769   405,328	 274,344	         427,725

Loans originated(7). . . . . . . . . .	39,600	 46,400     58,600   163,000   338,000	  52,000	 	  80,000
Net charge-offs as a percentage of
  average net financed receivables(8).    0.11%    0.05%      0.04%     0.14%     0.15%	    0.08%		    0.01%


_______________
(1) Margins earned consists of finance and other income less interest expense. Expenses associated with the issuance of the Company's debt for the years 1991 through 1994, as well as the three months ended September 30, 1994, have been reclassified from Selling, General and Administrative Expense to Interest Expense to conform with the June 30, 1995 presentation.

(2) On June 30, 1993, the Company formally adopted a plan to divest substantially all of its healthcare operations, which consisted of seven outpatient healthcare facilities that the Company operated or managed on a direct basis and one facility which was in the development stage and not yet in operation. At June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities and had written off the investment in and assets of the remaining two.

(3) Adjusted to give effect to the exercise of the Warrants, the Unit Purchase Option and the Unit Warrants included therein.

(4) Unearned income consists of interest income that will be recognized, using the interest method of accounting, over the remaining life of the finance contracts outstanding.

(5) Gross financed receivables consist of receivables in installments, receivables in installment-related parties, residual valuation, notes collateralized by medical receivables and equipment on operating leases.

(6) Net financed receivables consist of gross financed receivables net of unearned income.

(7) Includes equipment loans purchased through the Company's wholesale loan program which the Company implemented in June 1994.

(8)Presentation is based on averages of period beginning and period ending balances.

				6
PAGE

                                THE COMPANY

    The Company is a specialty commercial finance company whose core business is financing higher cost diagnostic imaging, radiation therapy and other types of sophisticated medical equipment for outpatient healthcare centers, groups of physicians and hospitals. Over the last 10 years, the Company has developed extensive expertise in analyzing the credit of healthcare providers that lack audited financial statements and detailed business plans. By servicing the equipment financing needs of these healthcare providers and the corresponding need for equipment manufacturers to arrange financing for their customers, the Company has established a niche in markets underserved by most banks and finance companies. In addition to equipment financing, a small but growing part of the Company's business is making working capital loans to outpatient healthcare providers secured by their medical receivables and other collateral.

     Virtually all of the Company's equipment loans are structured on a fixed interest rate basis such that the full cost of the equipment and all financing costs are repaid during the financing term, which typically is five years.
The Company's risk management strategy is to avoid risks associated with the residual value of equipment and of loan prepayments and to minimize its exposure to interest rate fluctuations. The Company's equipment loans are structured principally as notes secured by equipment or direct financing leases with a bargain purchase option for the equipment user.

     In the past two years, the Company has grown substantially. In fiscal 1995, the Company's loan origination volume increased approximately
107% to $338.0 million from $163.0 million for fiscal 1994. During the three months ended September 30, 1995, the Company's loan origination volume increased approximately 54% to $80.0 million from $52.0 million for the first quarter of fiscal 1995. The Company's net financed receivables increased approximately 73% to $405.3 million at June 30, 1995 from $234.8 million at June 30, 1994. The Company's net financed receivables increased approximately 56% to $427.7 million at September 30, 1995 from $274.3 million at September 30, 1994.

     The Company uses securitization and other structured finance techniques to permanently fund most of its equipment loans and since 1991 has funded $414.8 million of equipment loans in this manner. The Company's ability to securitize loans improved significantly in recent years which enabled it to securitize loans in the public market in fiscal 1994. Access to the public securitization market lowered the Company's relative funding costs and expanded the Company's access to funding.

     The Company's growth strategy is to increase the size of its loan portfolio by expanding its share of the diagnostic imaging and radiation therapy equipment financing markets and by generating financing opportunities in other areas of the healthcare industry. The Company's principal means of implementing this strategy are to (i) maximize the value of its relationships with four of the six largest manufacturers of diagnostic imaging equipment by obtaining additional customer referrals, (ii) originate medical equipment loans on a wholesale basis, (iii) generate additional equipment and medical receivable financing business directly from the Company's existing customer base, (iv) establish equipment financing relationships with manufacturers of patient treatment devices and (v) expand its medical receivable financing activities.

     The Company is a Delaware corporation and conducts its business operations through operating subsidiaries. The principal operating subsidiaries are DVI Financial Services Inc. ("DVI Financial Services") and DVI Business Credit Corporation. The Company conducts securitizations through DVI Receivables Corp. and other limited purpose subsidiaries, each of which is wholly owned by DVI Financial Services. The Company also conducts other structured financings through limited purpose subsidiaries or through DVI Financial Services. The obligors under the Company's various warehouse credit facilities are DVI Financial Services or DVI Business Credit. The Company's 9 1/8% Convertible Subordinated Notes due 2002 (the "Convertible Subordinated Notes") are obligations of DVI, Inc. Except as the context otherwise requires, in this Prospectus the term "Company" refers to DVI, Inc. and its wholly owned subsidiaries.

     The Company's principal executive offices are located at 500 Hyde Park, Doylestown, Pennsylvania 18901 (telephone: (215) 345-6600).

                               RISK FACTORS

     The purchase of Units and the Warrant Shares involves a substantial degree of risk. Prospective investors should carefully consider, among other matters, the following risks and other factors before making a decision to purchase.

     Dependence on Warehouse Financing. The Company's ability to sustain the growth of its financing business is dependent upon funding obtained through warehouse facilities until its equipment loans are permanently funded. The funds the Company obtains through warehouse facilities are full recourse short-term borrowings secured primarily by the underlying equipment. These borrowings in turn typically are repaid with the proceeds received by the Company when its equipment loans are securitized or sold. The Company has an $81.5 million revolving credit facility with a syndicate of banks led by NatWest Bank N.A. ("NatWest"), which is renewable annually at the bank syndicate's discretion; a $100.0 million warehouse facility with Prudential Securities Realty Funding Corporation, which provides warehouse financing for certain equipment loans to be securitized through its affiliate, Prudential Securities Incorporated; a $5.5 million warehouse facility with Prudential Securities Realty Funding Corporation, which provides warehouse financing for certain medical receivables loans; a $100 million warehouse facility with Union Bank of Switzerland, which provides warehouse financing for certain equipment loans to be securitized; and a $75.0 million warehouse facility with ContiTrade Services Corporation ("ContiTrade"), which provides warehouse financing for certain equipment loans to be securitized or otherwise permanently funded through ContiTrade. There can be no assurance that this type of warehouse financing will continue to be available to the Company on acceptable terms. If the Company were unable to arrange continued access to acceptable warehouse financing, the Company would have to curtail its loan originations, which in turn would have a material adverse effect on the Company's financial condition and operations.

    Dependence on Permanent Funding Programs. The Company's use of securitization as its principal form of permanent funding is an important part of the Company's business strategy. To sustain the growth of its securitization program, the Company will need an increasing amount of equity and/or long-term debt financing. If for any reason the Company were to become unable to access the securitization market to permanently fund its equipment loans, the consequences for the Company would be materially adverse. The Company's ability to complete securitizations and other structured finance transactions depends upon a number of factors, including general conditions in the credit markets, the size and liquidity of the market for the types of receivable-backed securities issued or placed in securitizations sponsored by the Company and the overall financial performance of the Company's loan portfolio. The Company does not have binding commitments from financial institutions or investment banks to provide permanent funding for its equipment or medical receivables loans.

     Impact of Credit Enhancement Requirements. In connection with its securitizations and other structured financings, the Company is required to provide credit enhancement for the debt obligations issued and sold to third parties. Typically, the credit enhancement consists of cash deposits, the funding of subordinated tranches and/or the pledge of additional equipment loans which are funded with the Company's capital. In the securitizations sponsored to date by the Company, the Company effectively has been required to furnish credit enhancement equal to the difference between (i) the aggregate principal amount of the equipment loans originated by the Company and transferred to the Company's special purpose finance subsidiary and the related costs of consummating the securitization and (ii) the net proceeds received by the Company in such securitizations. The requirement to provide this credit enhancement reduces the Company's liquidity and requires it to obtain additional capital. If the Company is unable to obtain and maintain sufficient capital, it may be required to halt or curtail its securitization or other structured financing programs, which in turn would have a material adverse effect on the Company's financial condition and operations.

     Credit Risk. Many of the Company's customers are outpatient healthcare providers that have complex credit characteristics. Providing financing for these customers often involves a high degree of credit risk. Although the Company seeks to mitigate its risk of default and credit losses through its underwriting practices and loan servicing procedures and through the use of various forms of limited and non-recourse financing (in which the financing sources that permanently fund the Company's equipment loans assume some or all of the risk of default by the Company's customers), the Company remains exposed to potential losses resulting from a default by an obligor. Obligors' defaults could cause the Company to make payments to the extent of the recourse position the Company maintains under its permanent equipment funding arrangements; could result in the loss of the cash or other collateral pledged as credit enhancement under its permanent equipment funding arrangements; or could require the Company to forfeit any residual interest it may have retained in the underlying equipment. During the period after the Company initially funds an equipment loan and prior to the time it funds the loan on a permanent basis with non-recourse or limited recourse financing, the Company is exposed to full recourse liability in the event of default by the obligor. In addition, under the terms of securitizations and other types of structured finance transactions, the Company generally is required to replace or repurchase equipment loans in the event they fail to conform to the representations and warranties made by the Company, even in transactions otherwise designated as non-recourse or limited recourse.

     Defaults by the Company's customers also could adversely affect the Company's ability to obtain additional financing in the future, including its ability to use securitization or other forms of structured finance.
The sources of such permanent funding take into account the credit performance of the equipment loans previously financed by the Company in deciding whether and on what terms to make new loans. In addition, the credit rating agencies and insurers that are often involved in securitizations consider prior credit performance in determining the rating to be given to the securities issued in securitizations sponsored by the Company and whether and on what terms to insure such securities. In addition, to date, all of the Company's medical receivable loans (as opposed to its equipment loans) have been funded on a full recourse basis whereby the Company is fully liable for any losses that are incurred.

     Under the Company's wholesale loan origination program (the "Wholesale Program"), the Company purchases equipment loans from regional medical equipment finance companies and equipment manufacturers (collectively, "Originators") that generally do not have direct access to the securitization market as a source of permanent funding for their loans. The Company does not work directly with the borrowers at the origination of these equipment loans and therefore is not directly involved in structuring the credits and generally does not independently verify credit information supplied by the Originator. Accordingly, the Company faces a higher degree of risk when it acquires loans on a wholesale basis. The Company initiated the Wholesale Program in June 1994 and expects to focus on this business as a significant part of the Company's growth strategy. The Company has limited experience in the wholesale loan origination business and there can be no assurance that the Company will be able to grow this business successfully or avoid related liabilities or losses.

     Interest Rate Risk. The Company's equipment loans are all structured on a fixed interest rate basis with its customers. Prior to securitizing or selling its loans, the Company funds its loans through short-term warehouse facilities which bear interest at variable rates. At any point in time, the Company may be exposed to interest rate risk on loans funded through its ware-house facilities to the extent interest rates increase between the time the loans are initially funded and the time they are permanently funded.
Increases in interest rates during this period could narrow, eliminate or result in a negative spread between the interest rate the Company realizes on its equipment loans and the interest rate that the Company pays under its warehouse facilities. To protect itself against this risk, the Company may use a hedging strategy, including taking short positions in U.S. Treasury securities having maturities comparable to the maturities of the equipment loans to be securitized. There can be no assurance, however, that the Company's hedging strategy or techniques will be effective, that the profitability of the Company will not be adversely affected during any period of changes in interest rates or that the costs of hedging will not exceed the benefits. In addition, the Company is subject to margin calls on the outstanding short positions in U.S. Treasury obligations it assumes in connection with its hedging activities. If the Company is required to pay additional margin on its short positions, the Company's capital may be adversely affected. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate loans. In certain circumstances, the Company for a variety of reasons may retain for an indefinite period certain of the equipment loans it originates. In such cases, the Company's interest rate exposure may continue for a longer period of time.

    Leverage. The Company is highly leveraged. As of September 30, 1995, the Company and its consolidated subsidiaries had total debt of $351.9 million, of which $168.4 million was full recourse debt and $183.5 million was limited recourse debt. Of the $351.9 million of total debt, $197.3 million was long-term debt and $154.6 million was short-term debt. Since the net proceeds of the Offering are expected to be applied to working capital and the temporary reduction of short-term borrowings under the Company's warehouse facilities, the Company's total long-term debt will not change on completion of the Offering. After completion of the Offering, the Company will continue to have substantial debt service requirements. The degree to which the Company is leveraged also may impair its ability to obtain additional financing on acceptable terms.

    Possible Adverse Consequences From Recent Growth. In the past two years, the Company originated a significantly greater number of equipment loans than it did in previous years. As a result of this rapid growth, the Company's loan portfolio grew from $291.3 million at September 30, 1994 to $436.5 million at September 30, 1995. In light of this growth, the historical performance of the Company's loan portfolio, including rates of credit loss, may be of limited relevance in predicting future loan portfolio performance. Any credit or other problems associated with the large number of equipment loans originated in the recent past will not become apparent until sometime in the future. Further, while the Company's loan originations have grown substantially in the past two years, the Company's gross margins have declined significantly during the same period, and, as a result, the Company's historical results of operations may be of limited relevance to an investor seeking to predict the Company's future performance.

    In order to support the growth of its business, the Company has added a significant number of new operating procedures and personnel and has relocated its headquarters from Irvine, California to Doylestown, Pennsylvania. The Company is absorbing the effects of this relocation and the implementation of new computer hardware and software to manage its business operations. The recent move, the related service and support personnel turnover and the Company's significant growth all have placed substantial new and increased pressures on the Company's personnel. Although the Company believes the addition of new operating procedures and personnel, together with its new computer system, will be sufficient to enable it to meet its current operating needs, there can be no assurance that this will be the case. If the Company does not effectively manage its growth, or if the Company fails to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination volume, the consequences will be materially adverse.

    Ability to Sustain Growth. To sustain the rates of growth it has achieved in the last two years, the Company will be required to penetrate further the markets for lower cost diagnostic imaging equipment and for other types of medical equipment or devices such as lasers used in patient treatment. The Company faces significant barriers to entry in the patient treatment device market, which is more diverse than the diagnostic imaging market because of the larger number of manufacturers and types of products and the greater price range of those products. The Company has limited experience in the patient treatment device market. There can be no assurance that the Company will be able to penetrate and compete effectively in the markets described above.

    Risks Related to the Medical Receivable Financing Business. In July 1993, the Company entered the medical receivable financing business and expects to focus on this business as a part of the Company's growth strategy. The Company's medical receivable financing business generally consists of providing loans to healthcare providers that are secured by their receivables from payors such as insurance companies, large self-insured companies and governmental programs and by other collateral. The Company has limited experience in the medical receivable financing business and there can be no assurance that the Company will be able to grow this business successfully or avoid related liabilities or losses. The Company has funded its medical receivable financing business to date through the use of the Company's capital and a relatively small medical receivables warehouse facility and recently, on a limited basis, through the Company's revolving credit facility which the Company generally uses for its equipment financing business. The growth of the Company's medical receivable financing business is dependent on various factors including the Company's ability to obtain additional funding facilities to finance medical receivables loans.

    While the medical receivable financing business shares certain characteristics, including an overlapping customer base, with the Company's core equipment financing business, there are many differences, including unique risks. Healthcare providers could overstate the quality and characteristics of their medical receivables, which the Company analyzes in determining the amount of the line of credit to be secured by such receivables. After the Company has established or funded a line of credit, the healthcare providers could change their billing and collection systems, accounting systems or patient records in a way that could adversely affect the Company's ability to monitor the quality and/or performance of the related medical receivables. There are substantial technical legal issues associated with creating and maintaining perfected security interests in medical receivables. Payors may make payments directly to healthcare providers that have the effect (intentionally or otherwise) of circumventing the Company's rights in and access to such payments. Payors may attempt to offset their payments to the Company against debts owed to the payors by the healthcare providers. In addition, as a lender whose position is secured by receivables, the Company is likely to have less leverage in collecting outstanding receivables in the event of a borrower's insolvency than a lender whose position is secured by medical equipment which the borrower needs to run its business. A customer which receives medical receivables loans from the Company and defaults on obligations secured by such receivables may require additional loans, or modifications to the terms of existing loans, in order to continue operations and repay outstanding loans. The Company may have a conflict of interest when the Company acts as servicer for an equipment-based securitization and originates medical receivables loans to borrowers whose previous equipment loans have been securitized. The Company's efforts to develop suitable sources of funding for its medical receivable financing business through securitization or other structured finance transactions may be constrained or hindered due to the fact that the use of structured finance transactions to fund medical receivables is a relatively new process. The Company has not previously issued debt secured by medical receivables in the structured finance markets. While the Company believes it has structured its credit policies and lending practices to take account of these and other factors, there is no assurance the Company will not realize credit losses in connection with its medical receivable financing business or that the medical receivable financing business will meet the Company's growth expectations.

    Medical Equipment Market. The demand for the Company's equipment financing services is impacted by numerous factors beyond the control of the Company. These factors include general economic conditions, including the effects of recession or inflation, and fluctuations in supply and demand for various types of sophisticated medical equipment resulting from, among other things, technological and economic obsolescence and government regulation. In addition, the demand for sophisticated medical equipment also may be negatively affected by declining reimbursement to healthcare providers for their services from third-party payors such as insurance companies and government programs, and the increased use of managed healthcare plans that often restrict the use of certain types of high technology medical equipment.

    Healthcare Reform. During the past half decade, large U.S. corporations and U.S. consumers of healthcare services have substantially increased their use of managed healthcare plans such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). This development has increased the purchasing power of those plans, which in turn have used that power to lower the amounts they pay for healthcare services. Since 1993, numerous proposals have been presented to Congress to restructure the U.S. healthcare system. The principal features of these proposals are to provide universal access to healthcare services and to achieve overall cost contain-ment. To date none of the proposals initiated at the federal government level have been enacted. In the private sector, however, cost containment initiatives have continued. Certain aspects of these actual and proposed cost containment initiatives, particularly plans to eliminate payment for duplicative procedures, may reduce the overall demand for the types of medical equipment financed by the Company. Declining reimbursement for medical services also could pressure hospitals, physician groups and other healthcare providers, which form a significant portion of the Company's customer base, to experience cash flow problems. This in turn could negatively impact their ability to meet their financial obligations to the Company and/or reduce their future equipment acquisitions which could adversely affect the Company. The Company believes that the general movement toward a managed healthcare system in the U.S. will materially reduce the demand for medical equipment and for related financing.

    Consequences of Government Regulation. The acquisition, use, maintenance and ownership of most types of sophisticated medical equipment financed by the Company are regulated by federal, state and/or local authorities.

Dependence on Referrals and Support from Equipment Manufacturers. The Company obtains a significant amount of its equipment financing business through referrals from four primary manufacturers of diagnostic imaging equipment and other manufacturers of medical equipment it finances. In addition, these manufacturers often provide credit support for or assume first loss positions with respect to equipment financing they refer to the Company. These manufacturers are not contractually obligated to refer their customers to the

Company or to provide credit support. There is no assurance that these manufacturers will continue to provide such referrals or credit support. If for any reason the Company were no longer to benefit from these referrals or credit support, its equipment financing business would be materially adversely affected.

    Competition. The business of financing sophisticated medical equipment is highly competitive. The Company competes with equipment manufacturers that sell and finance sales of their own equipment and finance subsidiaries of national and regional commercial banks and equipment leasing and financing companies. Many of the Company's competitors have significantly greater financial and marketing resources than the Company. In addition, the competition in the new markets recently targeted by the Company, specifically equipment financing in the hospital market and medical receivable financing market, may be greater than the levels of competition historically experienced by the Company.

    The Company believes that increased equipment loan originations during the past two years resulted, in part, from a decrease in the number of competitors in the higher cost medical equipment financing market and the Company's high level of penetration in this market. There can be no assurance that new competitive providers of financing will not enter the medical equipment financing market in the future. To meet its long-term growth plans, the Company must penetrate further its targeted markets for lower cost medical equipment and medical receivable financing businesses. Such penetration may require the Company to reduce its margins to be competitive in the lower cost medical equipment and medical receivable financing businesses. In addition, there can be no assurance that the Company will sustain the same level of equipment loan originations in future periods as during the past two years or that it will be able to meet its long-term growth objectives.

    Discontinued Operations. In June 1993, the Company adopted a formal plan to discontinue its healthcare services segment that consisted of seven outpatient healthcare facilities which it operated or managed on a direct basis and one facility which was in the developmental stage and not yet in operation. At the end of fiscal 1993, the Company established a reserve for the divestiture of the operations and recorded a loss on discontinued operations and disposal of discontinued operations. As of June 30, 1994, the Company had disposed of or entered into definitive agreements to sell six of these outpatient healthcare facilities, had written off the investment and assets of the remaining two, and recorded an additional $3.1 million after-tax charge in excess of the amounts of estimated losses reported as of June 30, 1993 for the disposition of this segment of the Company's business.

    Investee Companies. The Company has investments in and does business with two companies that operate diagnostic imaging equipment and accordingly is subject to the risks of that business. The Company owns approximately 4.5 million shares of convertible preferred stock of Diagnostic Imaging Sercies, Inc. ("DIS") having an aggregate liquidation preference of $4.5 million. In addition, as of September 30, 1995, the Company owned approximately 8.4% and 17% of the common stock of DIS and Healthcare Imaging Services, Inc. ("HIS") respectively.

    Shares Eligible for Future Sale. Upon completion of the offering made by this Prospectus and assuming exercise of all the Warrants, the Company will have outstanding approximately 10,316,898 shares of Common Stock. Of these shares of Common Stock, 9,172,880 shares, which include the 675,000 shares offered hereby, will be freely tradable without restriction or further registration under the 1933 Act. All of the remaining 1,144,018 shares of Common Stock outstanding upon completion of the Offering are restricted securities as defined in the 1933 Act (the "Restricted Securities"). All of the Restricted Securities and any other shares of Common Stock acquired by an officer, director or more than 10% stockholder of the Company (each, an "affiliate") are eligible for resale pursuant to the provisions of Rule 144 under the 1933 Act ("Rule 144") or at any time pursuant to an effective registration statement covering such shares of Common Stock.

    The Company also has reserved or made available for issuance 2,637,685 shares of Common Stock pursuant to various options to purchase Common Stock and the Company's 1986 Stock Incentive Plan, as amended (the "Plan"), and the conversion of the Convertible Subordinated Notes. Of these reserved shares, 1,009,761 shares, available for issuance pursuant to the Plan, and

1,367,924 shares, issuable upon conversion of the Convertible Subordinated Notes are covered by currently effective registration statements under the 1933 Act and are therefore freely tradable upon issuance. The remaining
260,000 reserved shares are Restricted Securities that are eligible for resale upon exercise pursuant to Rule 144 or at any time pursuant to an effective registration statement covering such shares of Common Stock. The Company also has reserved, subject to stockholder approval and an increase in the Company's authorized capital stock, (i) 400,000 shares of Common Stock (the "MEF Shares") for issuance to the former shareholders of Medical Equipment Finance Corp. ("MEF Corp.") in connection with the January 1993 acquisition of MEF Corp. by the Company and (ii) 200,000 shares of Common Stock for issuance to certain employees of the Company under a stock incentive plan.
See "Description of Capital Stock."

    No prediction can be made as to the effect, if any, that sales of the Common Stock or the availability of such shares for sale in the public market will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market under Rule 144 or otherwise could adversely affect prevailing market prices for the Common Stock and impair the ability of the Company to raise capital through the sale of equity securities in the future.

    Dependence upon Key Personnel. The ability of the Company to successfully continue its existing financing business, to expand into its targeted markets and to develop its newer businesses depends upon the ability of the Company to retain the services of its key management personnel, including Michael A. O'Hanlon, the Company's President and Chief Operating Officer. The loss of any of these individuals or an inability to attract and maintain additional qualified personnel could adversely affect the Company. There can be no assurance that the Company will be able to retain its existing management personnel or to attract additional qualified personnel.

    Limited Public Market and Possible Price Volatility. Trading in the Units and Warrants is sporadic and there is no assurance that an active trading market will be maintained for these securities. The Units and Warrants therefore may not be as readily marketable or transferable as the stock of a corporation whose shares are actively traded. Consequently, holders of the Units and Warrants may not be able readily to liquidate their investment in the event of an emergency, or otherwise. In addition, to the extent that a market in the Units and Warrants does develop, the market price of the Units and Warrants may be subject to substantial fluctuations.

    Potential Adverse Effects of Redemption of Warrants. The Warrants, other than the Unit Warrants, may be redeemed by the Company at any time after issuance at a redemption price of $.05 per Warrant upon not less than 30 days' notice if the last sale price per share of the Common Stock exceeds $13.00 per share for any period of 20 consecutive trading days ending not more than 15 days prior to the date on which the notice of redemption is given. If the Company gives a notice of redemption of the Warrants, the holders could be forced to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, to sell the Warrants at the current market price for the Warrants when they might otherwise wish to hold the Warrants, or to accept the redemption price, which may be substantially less than the market value of the Warrants at the time of redemption.

    Exercise of Warrants; Non-Registration of Shares Underlying Warrants in Certain Jurisdictions. Investors purchasing Units in this offering will not be able to exercise the Warrants unless, at the time of exercise, the Company has kept this Prospectus current and the offering and sale of the Warrant Shares have been registered or qualified under the securities laws of the state of residence of the purchaser, or an exemption from those requirements is available. The Company intends to use its best efforts to have the offering and sale of the Warrant Shares so registered or qualified in each jurisdiction in which Units initially are, and the 1991 Warrants were, sold and to keep this Prospectus current until expiration of the Warrants. There is no assurance that the Company in fact will be able to do so. In addition, the Unit Warrants are detachable from the Units and are expected to trade separately from the Unit Shares included in the Units immediately upon issuance. Although the Company intends to seek to ensure that the Units will not knowingly be sold to purchasers in jurisdictions in which the Units are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the Warrant Shares underlying the

Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue Warrant Shares to those persons desiring to exercise their Warrants unless and until the Warrant Shares could be registered and qualified for sale in jurisdictions in which those purchasers reside, or an exemption from registration or qualification could be obtained in that jurisdiction. No assurance can be given that the Company will be able to effect any required registration or qualification, or that exemptions will be available. The Company will be under no obligation to seek or obtain qualifications, registrations or exemptions in any jurisdiction, and intends to seek to do so only in those jurisdictions in which Units initially are sold.

    Effects of Warrants and Options. Under the Unit Option, Stratton Oakmont, Inc. or certain of its assignees has the right to purchase up to 50,000 Units at any time after February 7, 1993 but before February 7, 1996. The Units being offered hereby include Warrants to purchase Common Stock at any time until February 7, 1996. For the term of the Warrants, the Unit Purchase Option and existing warrants and employee stock options, the holders thereof are given an opportunity to profit from a rise in the market price of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders. The terms on which the Company may obtain additional financing during that period may be adversely affected. The holders of the Warrants, the Unit Purchase Option and existing warrants and employee stock options might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of securities on terms more favorable than those provided by the Warrants, the Unit Purchase Option and existing warrants and employee stock options. At the time of exercise of the Warrants, the Unit Purchase Option and existing warrants and employee stock options, the net tangible book value of the Company's Common Stock may undergo further dilution.

    Potential Future Sales Pursuant to Rule 144. Approximately 33% of the currently outstanding shares of Common Stock are "restricted securities" as that term is defined under Rule 144 promulgated under the 1933 Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including an "affiliate" as that term is defined under the 1933 Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding Common Stock or the average weekly trading volume in the Common Stock in composite trading on all exchanges during the four calendar weeks preceding such sale. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company and who has beneficially owned shares for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have upon the then prevailing market prices of the Units, Common Stock or Warrants, although such sales may depress such prices.


                              CAPITALIZATION

    The following table sets forth the capitalization of the Company at September 30, 1995 and as adjusted to reflect the issuance and sale of the Units and the Warrant Shares offered hereby and the application of the estimated net proceeds from this offering.

						 As of September 30, 1995
					        ---------------------------
						Actual		As Adjusted
					        ------          -----------
						     (in thousands)
Short-term borrowings due under
  warehouse facilities and lines of
   credit(1). . . . . . . . . . . . . . .       $154,573           $146,488
Long-term debt (primarily limited
   recourse). . . . . . . . . . . . . . .	 183,517	    183,517
Convertible subordinated notes. . . . . .	  13,780	     13,780
					        --------	   --------
Total long-term debt. . . . . . . . . . .	 197,297	    197,297
					        --------	   --------
Shareholders' equity:
   Preferred stock, $10.00 par value,
     100,000 shares authorized,
     no shares issued . . . . . . . . . . 	   -                   -
Common stock, $.005 par value,
  13,000,000 shares authorized:
  9,620,456 issued and outstanding and
    10,295,456 shares as adjusted(2). . . 	      48		 51
Additional paid-in capital. . . . . . . .   	  58,625	     66,707
Retained earnings . . . . . . . . . . . .	  11,649	     11,649
					        --------	   --------
  Total shareholders' equity. . . . . . .	  71,371	     79,456
					        --------	   --------
  Total shareholders' equity and
    long-term debt. . . . . . . . . . . .	$268,668	   $276,753
						========	   ========

_______________

(1) For a more detailed explanation of short-term borrowings due under warehouse facilities see Note 7 to the Company's Consolidated Financial Statements contained in the Annual Report on Form 10-K which is required to be delivered with this Prospectus.

(2) Does not include (i) 335,000 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock held by third parties, which have a weighted average exercise price of $14.30 per share, (ii) 755,994 shares of Common Stock issuable upon the exercise of various outstanding options and warrants to purchase Common Stock available to the Company's employees and directors, which have a weighted average exercise price of $8.50 per share, (iii) 1,367,924 shares of Common Stock issuable upon conversion of the Convertible
       Subordinated Notes, at a conversion price of $10.60 per share, subject to adjustment in certain circumstances,
       (iv) 200,000 shares of Common Stock issuable to certain employees of the Company under a stock incentive plan, which plan is subject to stockholder approval and an increase in the Company's authorized capital stock, or (v) 400,000 shares of Common Stock issuable to the former shareholders of MEF Corp. in connection with the acquisition of MEF Corp., which issuance is subject to stockholder approval and an increase in the Company's authorized capital stock. See "Description of Capital Stock" and Notes to the Company's Consolidated Financial Statements contained in the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q which are required to be delivered with this Prospectus.


                              USE OF PROCEEDS

       The net proceeds from the sale of Units and the Warrant Shares (after deduction of expenses associated with this offering) are estimated to be approximately $8,085,000. These proceeds will be added to the Company's corporate funds for working capital, to reduce temporarily existing short-term indebtedness under the Company's principal revolving credit facility and for general corporate purposes. The Company's indebtedness under its principal revolving credit facility bears interest at the Company's option at either a variable rate equal to the prime rate established by NatWest plus up to an additional 25 basis points depending upon the Company's leverage ration from time to time or a rate of interest that varies from 150 to 180 basis points over the one-month, two-month or three-month London interbank offering rate ("LIBOR") depending on the Company's leverage ration from time to time. Borrowings that are based on LIBOR have a term of one, two or three months, and the rate of interest on any such borrowings remains fixed for such one-, two- or three-month period, as the case may be. The rates charged on borrowings from any one-, two- or three-month period to another change based on fluctuations in LIBOR. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q which are required to be delivered with this Prospectus.

                 PRICE RANGE OF COMMON STOCK AND WARRANTS

       The following table sets forth the range of reported high and low sales prices of the Common Stock on the New York Stock Exchange, Inc. (the
"NYSE") for the periods indicated.


Fiscal Year Ended June 30, 1994				High		Low
-------------------------------				----		------
  First Quarter						$9-1/8	       $ 5-3/4
  Second Quarter					12-1/2		 8-3/8
  Third Quarter						10-5/8		 9-1/4
  Fourth Quarter					    10		 8-1/4
Fiscal Year Ended June 30, 1995
-------------------------------
  First Quarter					       $11-1/4	       $ 9-1/4
  Second Quarter				        11-1/2           9-7/8
  Third Quarter					        13-5/8	        10-5/8
  Fourth Quarter				        13-1/8		    11
Fiscal Year Ending June 30, 1996
--------------------------------
  First Quarter					       $13-7/8	       $    11
  Second Quarter (through December 22, 1995)	        14-3/8	        12-5/8


         The following table sets forth the range of the reported high and low sales prices of the 1991 Warrants on the trading system now known as the NASDAQ National Stock Market for the periods indicated.


Fiscal Year Ended June 30, 1994				High		Low
-------------------------------				----		------
  First Quarter						$1-5/8		$  1/2
  Second Quarter					 3-5/8		     1
  Third Quarter						 2-3/8		 1-7/8
  Fourth Quarter					     2		 1-1/2
Fiscal Year Ended June 30, 1995
-------------------------------
  First Quarter						$1-7/8		$  7/8
  Second Quarter					 1-3/4		   3/4
  Third Quarter						     2		   3/4
  Fourth Quarter				       1-13/16		   5/8
Fiscal Year Ending June 30, 1996
--------------------------------
  First Quarter					       $     2		   5/8
  Second Quarter (through December 22, 1995)		2-7/16		 1-1/4



                              DIVIDEND POLICY

         The Company has not declared or paid any cash dividends since its inception, and the Company anticipates that all of its earnings in the near future will be retained for investment in corporate operations. Any declaration of dividends in the future will be determined in light of the conditions affecting the Company at that time, including, among other things, its earnings, financial condition, capital requirements, level of debt and the terms of any contractual limitations on dividends. The Company's principal warehouse facility prohibits DVI Financial Services, the Company's principal operating subsidiary, from paying cash dividends. In addition, the agreement with respect to the Company's Convertible Subordinated Notes places limitations on the payment of dividends by the Company and its subsidiaries.


                       DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 13,000,000 shares of Common Stock and 100,000 shares of preferred stock, $10.00 per share par value ("Preferred Stock"). As of September 30, 1995, there were 9,620,456 shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

Common Shares
-------------

         Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company. Holders of shares of Common Stock do not have cumulative voting rights; therefore, the holder of more than 50% of the Common Stock will have the ability to elect all of the Company's directors. Holders of shares of Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of any Preferred Stock issued by the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock
----------------

         The Company's Board of Directors has the authority, without further action by the stockholders of the Company, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares. The issuance of Preferred Stock could adversely affect the voting power and economic rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

Units
-----

         In connection with the Public Offering, the Company granted Stratton Oakmont, Inc. (the "1991 Underwriter") the Unit Purchase Option. Under the Unit Purchase Option, the 1991 Underwriter may purchase up to 50,000 Units at any time after February 7, 1993 but before February 7, 1996 at a price per Unit of $12.60. The 1991 Underwriter acted as underwriter in connection with the Public Offering. The Unit Purchase Option may not be sold, transferred, assigned or hypothecated except to officers of the 1991 Underwriter or a member of the selling group for the Public Offering or any officer or partner of any member of such selling group.

         Each Unit offered hereby consists of one Unit Share and one Unit Warrant. The Unit Warrants are separately transferable from the Unit Shares immediately upon issuance.

         The prices payable for the Units upon exercise of the Unit Purchase Option and the number of Unit Shares underlying the Unit Warrants are subject to adjustment to prevent dilution.

Warrants
--------

         The Unit Warrants are exercisable immediately upon issuance. Each Warrant entitles the registered holder to purchase one Warrant Share at a price of $12.00 per share until February 7, 1996, subject to adjustment. The Warrants, other than the Unit Warrants, are subject to redemption by the Company at any time after issuance on not less than 30 days' written notice, at a price of $.05 per Warrant, if the last sale price of the Common Stock for any period of 20 consecutive trading days ending within 15 days of the date on which the notice of redemption is given has exceeded $13.00 per share.
So long as the Common Stock is traded on the NYSE, the last sale price of the Common Stock shall be determined by the last reported sale price, as reported by the NYSE. If the Common Stock is no longer traded on the NYSE or on the NASDAQ National Market System, the last sale price will be the average of the high and low bid quotations for the Common Stock as reported by NASDAQ. The notice of redemption will be deemed given when mailed to the record holders of the 1991 Warrants at the addresses contained in the Company's records. Holders of 1991 Warrants will automatically forfeit their rights to purchase Warrant Shares issuable upon exercise of such 1991 Warrants unless the 1991 Warrants are exercised before the redemption date specified in the notice of redemption. All of the outstanding Warrants, except for the Unit Warrants, must be redeemed if any Warrants are redeemed. In effect, this redemption provision would permit the Company to cause the Warrant holders, other than holders of the Unit Warrants, to exercise and dispose of their Warrants if the market value of the Common
Stock is at least $13.00 per share. See "Risk Factors-Potential Adverse Effects of Redemption of Warrants."

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

         The exercise price of the Warrants and the number and kind of Warrant Shares or other securities or property to be obtained upon exercise of the Warrants are subject to adjustment in certain circumstances, including a stock split of, or stock dividend on, or a subdivision, combination or recapitalization of, the Common Stock. The exercise price of the Warrants is subject to adjustment in the event that the Company issues and sells
Common Stock at a price which is less than the then current market price of the Common Stock except for sales of Common Stock under certain limited circumstances. The Warrant Agreement also requires an adjustment to be made upon a merger or consolidation of the Company into or with another company or the sale of all or substantially all of the assets of the Company so as to enable Warrantholders to purchase the kind and number of shares of stock or other securities or property (including cash) receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon exercise of the Warrants. No adjustment for previously paid cash dividends, if any, will be made upon exercise of the Warrants.

         The Warrants do not confer upon the holder any voting or other rights of a shareholder of the Company. Upon notice to the Warrantholders, the Company has the right to reduce the exercise price or extend the expiration date of the Warrants.

         Each Warrant may be exercised upon surrender of the Warrant certificate at any time on or prior to the expiration date or (other than with respect to the Unit Warrants) the redemption date, if earlier, of such Warrant at the offices of American Stock Transfer & Trust Company (the "Warrant Agent"), with the form of "Election to Purchase" on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price (by certified check payable to the order of the Company) for the number of Warrant Shares being purchased.

         Investors purchasing Units in this offering and the Warrantholders will not be able to exercise the Warrants to purchase additional Warrant Shares unless, at the time of exercise, the Company has kept this Prospectus current and the Warrant Shares have been registered or qualified under the securities laws of the state of residence of the holder of such Warrants or an exemption from the registration or qualification requirements is available. The Company intends to use its best efforts to have the offering and sale of Warrant Shares upon exercise of Warrants so registered or qualified in each state in which Units initially are, and the 1991 Warrants were, sold. There is no assurance that it will be able to do so. See "Risk Factors-Exercise of Warrants; Non-Registration of Shares Underlying Warrants in Certain Jurisdictions."

Convertible Subordinated Notes
------------------------------

         In June 1994, the Company issued and sold $15 million aggregate principal amount of Convertible Subordinated Notes in a private placement to certain accredited investors. Of that amount, approximately $9.55 million was sold to officers, directors, 10% or more stockholders and investors related to such officers, directors and stockholders. The Convertible Notes are convertible, at the option of the holders, into up to 1,415,094 shares of Common Stock, subject to adjustment in certain circumstances. The conversion price of the Convertible Subordinated Notes is $10.60 per share, subject to adjustment in certain circumstances. As of March 31, 1995, $500,000 aggregate principal amount of the Convertible Subordinated Notes had been converted into 47,169 shares of Common Stock (the "March 1995 Conversion Shares"). The remaining outstanding Convertible Subordinated
Notes are convertible, at the option of the holders, into up to 1,367,924 shares of Common Stock (collectively with the March 1995 Conversion Shares, the "Conversion Shares").

Other Outstanding Options and Warrants
--------------------------------------

         At March 31, 1995, in addition to the Public Warrants and the Unit Purchase Option there were options and warrants outstanding under which an aggregate of 955,994 shares of Common Stock were issuable. Of this amount, 755,994 shares are issuable on exercise of various options or warrants issued to employees and directors of the Company pursuant to compensatory arrangements and 200,000 shares are issuable to W.I.G. Securities Limited Partnership ("W.I.G. Securities") pursuant to a warrant issued as compensation for prior investment banking services.

Outstanding Registration Rights
-------------------------------

         The Company has entered into agreements under which it has granted to certain of its security holders rights under specified circumstances to require the registration under the 1933 Act of shares of Common Stock held by them. Under the first agreement, the holder of any portion of the Unit Purchase Option has a "demand" registration right to require the Company to file a registration statement on one occasion at any time until February 7, 1996, and also has a "piggyback" registration right to require inclusion of the holder's shares in any registration statement filed by the Company. Under the second agreement, W.I.G. Securities, as a holder of a warrant to purchase an aggregate of 200,000 shares of Common Stock, has a "demand" registration right to require the Company to file a registration statement on one occasion at any time until April 27, 1997, and also has a "piggyback" registration right to require inclusion of the shares issuable pursuant to the warrant in any registration statement filed by the Company after April 27, 1995 but before May 14, 1999. Under the third agreement, holders of the Convertible Subordinated Notes have three "piggyback" registration rights, exercisable beginning after June 21, 1995, and two "demand" registration rights, which currently are exercisable, in each case with respect to the Conversion Shares. Under the fourth agreement, the Company is required to register the MEFC Shares promptly after the issuance of the MEFC Shares.
The issuance of the MEFC Shares is subject to stockholder approval and an increase in the authorized capital stock of the Company. See "MEF Corp."
The shares of Common Stock issuable upon exercise of the Unit Purchase
Option and the Conversion Shares are covered by currently effective registration statements under the 1933 Act and therefore will be freely tradeable upon issuance.

Employee Matters
----------------

         As part of an employee incentive plan, the Company agreed in principle on June 8, 1995 to issue, subject to stockholder approval and an increase in the authorized capital stock of the Company, an aggregate of 200,000 shares of Common Stock of the Company (the "Incentive Shares") to certain of its employees if the last sale price (as reported in the consolidated reporting system of the NYSE) of the Common Stock is $16.00 per share or higher for 30 consecutive calendar days at any time before December 31, 1998, provided that any such employee must be employed by the Company during the above-described 30-day period in order to receive any Incentive Shares under this agreement. The Company has agreed that, if there is an event or series of events that constitutes a sale of the Company at any time prior to December 31, 1998 and the consideration to be received for each share of Common Stock of the Company in such sale of the Company is $13.00 or higher, the Company will issue the Incentive Shares to those employees.

MEF Corp.
---------

         In January 1993, the Company acquired the outstanding shares of MEF Corp. Under the terms of the original purchase agreement, the purchase price was payable before October 15, 1998 in cash or Common Stock of the Company, as elected by the Company. As initially structured, the purchase price was to be determined as a percentage of the aftertax earnings of the MEF Corp. division of the Company during the sixty-six month period following the date of acquisition. During the year ended June 30, 1994, management entered into negotiations with the former shareholders of MEF
Corp. to revise certain terms of the purchase agreement. The Company and the former shareholders of MEF Corp. agreed in June 1995 to set the purchase price of MEF Corp. at 400,000 shares of Common Stock. The issuance of these shares is subject to stockholder approval and an increase in the authorized capital stock of the Company.

Transfer Agent and Warrant Agent
--------------------------------

         The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company, which will also serve as the Warrant Agent for the Warrants.

Delaware Anti-Takeover Law
--------------------------

         The Company is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the prescribed manner. "Business combination" includes merger, asset sales and other transactions resulting in a financial benefit to the interested stock-holder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.


                           PLAN OF DISTRIBUTION

         The Units and the Warrant Shares will be offered and sold by the Company from time to time after the date of this Prospectus. No fees, commissions or other expenses will be charged by the Company in connection with the offering made by this Prospectus.

         The holder(s) of the Unit Purchase Option, and the brokers through whom the sales of Unit Shares or Unit Warrant Shares are made, may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act and may be subject to applicable prospectus delivery requirements thereunder. In addition, any profits realized by such holder(s) or such brokers on the sale of the Unit Shares or the Unit Warrant Shares may be deemed to be underwriting commissions.


                               LEGAL MATTERS

         The validity of the issuance of the Units and Warrant Shares offered hereby will be passed upon for the Company by Rogers & Wells, New York, New York.


                                  EXPERTS

         The financial statements and the related financial statement schedules included and incorporated in this Prospectus and elsewhere in the Registration Statement by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been given by the Company or the Underwriter.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

		    ----------------


                    TABLE OF CONTENTS

                                                 Page

Available Information . . . . . . . . . . . . .     2
Incorporation of Certain Documents by
  Reference . . . . . . . . . . . . . . . . . .     2
Documents Required To Be Delivered
  With This Prospectus. . . . . . . . . . . . .     2
Prospectus Summary. . . . . . . . . . . . . . .     3
The Company . . . . . . . . . . . . . . . . . .     7
Risk Factors. . . . . . . . . . . . . . . . . .     8
Capitalization. . . . . . . . . . . . . . . . .    15
Use of Proceeds . . . . . . . . . . . . . . . .    15
Price Range of Common Stock
  and Warrants. . . . . . . . . . . . . . . . .    16
Dividend Policy . . . . . . . . . . . . . . . .    16
Description of Capital Stock. . . . . . . . . .    17
Plan of Distribution. . . . . . . . . . . . . .    20
Legal Matters . . . . . . . . . . . . . . . . .    20
Experts . . . . . . . . . . . . . . . . . . . .    20

                          DVI, INC.


                    575,000 Common Shares
                             and
                         50,000 Units
                     Consisting of 50,000
                   Common Shares and 50,000
                      Redeemable Warrants



                       -------------------
                           PROSPECTUS
		       -------------------






                        December 26, 1995